

Sagar Babber · 2nd

Technology Entrepreneur

Austin, Texas · 500+ connections · **Contact info**

 **Gleantap**

Visvesvaraya Techno **University**

Experience



Founder and CEO

Gleantap

Apr 2018 – Present · 2 yrs 4 mos

Austin, Texas Area

Founded an AI-enabled marketing platform for fitness clubs & studios to help them acquire & retain more members effortlessly through engagement. Responsible for leading the executive team to grow the business at all fronts. Identifying potential market & product opportunities, representing company at industry leading events and innovating to stay ahead of the competition.



Director Strategy & Growth - Mobile

First Tek, Inc.

Jun 2018 – Mar 2020 · 1 yr 10 mos

Austin, Texas Area

Leading the Mobile & IoT side of the business. Responsible for developing & executing marketing strategies & business growth plans. Directing the mobile management & technical leadership teams in the organization and working closely with the CEO to devise effective shor & long term plans.

Founder & CEO

Snyxius Technologies (Acquired by First Tek)
Jul 2008 – Jun 2018 · 10 yrs

Bootstrapped a web & mobile development agency focused on helping startups & small medium enterprises develop web / mobile products & solutions. Scaled operations across India & US. Hired, Led & Managed a full service team of designers, developers, quality assurance and project managers. Responsible for successfully engineering and delivering over ...**see mor**



Co-Founder / Chief Architect

Collaborate Cloud

Feb 2013 – Sep 2014 · 1 yr 8 mos

Co-Founded & Architected a B2B product, CollaborateCloud to solve a common pain most small and growing businesses have – efficiently managing ever-changing business processes with a flexible software without the need to always be developing / tweaking. Planned & Developed the MVP within a few months & validated with one of top retail brands in ...**see mor**

Technical Project Manager

Creative Websters

Apr 2006 – Aug 2008 · 2 yrs 5 mos

Oversaw project planning, development & management of web projects. Handled developer partner relations. Led a distributed team of freelancers to deliver over 50+ projects. Helped businesses revamp their online buying journey to increase conversions. Managed complete software development life-cycle for multiple web projects.

Show 1 more experience ⌄

Education



Visvesvaraya Technological University

BE, Information Science

2004 – 2008



Apeejay School

1999 – 2004

Skills & Endorsements

Entrepreneurship · 41

 Endorsed by **7 of Sagar's colleagues at Snyxius Technologies is now part of First Tek**

CRM · 39

Mathews Cherian and 38 connections have given endorsements for this skill

---

Business Development · 33

 Endorsed by **Nihit kumar and 2 others who are highly skilled at this**

 Endorsed by **4 of Sagar's colleagues at S** Technologies is now part of First Tek

Show more ⌄

Recommendations

Received (5)   Given (3)



Wendy Barnes Digital-Creative Services Manager

Digital Development | Graphic Design | Social Media | Project Management

March 11, 2016, Wendy was a client of Sagar's

I've partnered with Sagar on several large web developmen projects and digital initiatives. He is innovative and solution and his work is of the highest quality. In addition, he consist delivers a project on time and within scope. Sagar's easy-g demeanor makes him a pleasure to work with.



Rose Dziurgot

Co-Founder of SeniorMarks

April 22, 2013, Rose was a client of Sagar's

Sagar is a proven master in his business. A complex project had been through the hands of two developers before him, executed beautifully. The technical expertise offered at Sny vast... the creative ideas, considerations and suggestions o - added value. Sagar exudes integrity and d... **See more**

Show more ⌄

